MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6

January 20, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Acquisition of Two Cortez Trend Claim Groups

Miranda Gold Corp. is pleased to announce that it has staked two claim blocks called the “Fuse” property and the “JDW” property in Pine Valley, Eureka County, Nevada.

The Fuse property is comprised of 148 unpatented lode mining claims covering approximately 4.6 square miles. These claims lie adjacent to the Powder Keg claims that were recently staked by Idaho Resources and the BOC claims that are undergoing exploration by the Cortez Joint Venture. The JDW property consists of 62 claims and lies both north and east of Placer Dome’s Red Hill Project area. Both properties lie in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 10 miles east of the Cortez Joint Venture’s ET Blue Project.

Both the Fuse and JDW claims were staked in alluvial cover over gravity highs. Interpretation of the gravity data suggests that bedrock at both sites is relatively shallow. Several prominent structural features are also expressed in the gravity data. The JDW claims are adjacent to the JD window that exposes lower plate carbonate rocks that are favorable hosts for Carlin-type deposits.

During the past 18 months, the Horse Canyon Valley-Pine Valley area has been the site of a staking rush. Placer Dome, the Cortez Joint Venture, Idaho Resources, and Nevada North Resources have staked in excess of 2,200 lode mining claims. All of the Idaho Resource claims have been leased to either Placer Dome or the Cortez Joint Venture. The Nevada North properties are under lease to Newcrest Resources. Almost all of the Horse Canyon Valley-Pine Valley has been claimed. The Fuse and JDW claims represent some of the last remaining shallow targets where underlying bedrock is likely lower-plate carbonates.

The Fuse and JDW properties represent outstanding exploration plays with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley. The Horse Canyon Valley-Pine Valley area represents a geologic setting similar to Crescent Valley which hosts the Pipeline-Cortez mine complexes. The recent discovery of the +5.5 million ounce deposit at Cortez Hills demonstrates that major gold deposits remain to be found in the southern extension of the Crescent Valley mineralized belt.

Miranda Gold Corp. also wishes to announce that it has terminated its interest in the Blackrock and Cold Spring projects. These projects no longer fit the Company’s current exploration strategy.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with numerous gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President, Miranda U.S.A., Inc.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.